Enterprise GP Holdings L.P.
1100 Louisiana, 10th Floor
Houston, Texas 77002

May 22, 2009

Mr. H Christopher Owings
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0404

Re:	Enterprise GP Holdings L.P. (the “Registrant”)
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 2, 2009
Current Report on Form 8-K
Filed on April 21, 2009
File No. 1-32610

Dear Mr. Owings:

In this letter, we are setting forth the response of the Registrant to the comments contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated May 11, 2009 (the “Comment Letter”), with respect to the above captioned filings.  For your convenience, we have repeated the Staff’s comments as set forth in the Comment Letter.  The Registrant’s response to each comment is set forth immediately below the text of the applicable comment.

Unless the context requires otherwise, references to “we,” “us,” “our,” “Partnership,” and similar expressions are intended to mean the business and operations of Enterprise GP Holdings L.P. and its consolidated subsidiaries. References to “Parent Company” mean Enterprise GP Holdings L.P., individually as the parent company, and not on a consolidated basis. References to “EPCO” mean EPCO, Inc.

Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2008
Items 1 and 2.  Business and Properties, page 3
Financial Information by Business Segment, page 4

1.  We reviewed Note 4 of the Notes to Consolidated Financial Statements included under Item 8 of your Form 10-K.  Please disclose total assets for each segment for each of the last three fiscal years as opposed to the last two fiscal years.  Refer to Item 101(b) of Regulation S-K.

Response

We note your comment and in future filings will revise our presentation to disclose three fiscal years of data.

Division of Corporation Finance
May 22, 2009

Enterprise Products Partners, page 6
Major customers, page 13

2.  You disclose that Enterprise Products Partners’ largest customer was LyondellBasell Industries and its affiliates (“LBI”), which accounted for nearly 10% of the consolidated revenues of Enterprise Products Partners.  Since Enterprise Products Partners revenue accounted for over 60% of your revenues in 2008, please disclose whether you expect LBI’s bankruptcy filing to have a material adverse effect on your revenues, results of operations or financial condition or the revenues, results of operations or financial condition of Enterprise Products Partners.

Response

We do not expect that the bankruptcy filing of LyondellBassell Industries (“LBI”) will have a material adverse effect on our consolidated revenues, results of operations or financial condition or those of Enterprise Products Partners L.P. Since LBI filed for Chapter 11 bankruptcy protection and with the support of debtor-in-possession financing, it continues to do business with Enterprise Products Partners L.P.  However, Enterprise Products Partners L.P. has taken steps to manage its credit exposure to LBI through prepayment requirements and similar remedies.  Based on current facts known to us, we plan to disclose in future filings that the bankruptcy of LBI is not expected to have a material adverse effect on the revenues, results of operations or financial condition of Enterprise Products Partners or us.

Item 1A.  Risk Factors, page 29

3.  In the second paragraph under this heading you state that “[t]he following section lists some, but not all, of the key risk factors that may have a direct impact on [your] business, financial position, results of operations and cash flows.”  All material risks should be described.  If risks are not deemed material, you should not reference them.  Please revise or advise under this heading and elsewhere in your Form 10-K as appropriate, including under the heading “Risks Relating to the MLP Entities’ Business” on page 38.

Response

We confirm to you that we believe all material risks are described.  We also do not deem any of the risks referenced immaterial.  We will revise the subject sentence (and similar references) in future filings as follows:

“The following section lists the key risk factors that may have a direct and material impact on our business, financial position, results of operations and cash flows.”

Item 10.  Directors, Executive Officers and Corporate Governance, page 103
Corporate Governance, page 103
Code of Conduct and Ethics and Corporate Governance Guidelines, page 103

4.  Under this heading you state that EPE Holdings has adopted a “Code of Ethical Conduct for Senior Financial Officers and Managers” that applies to the CEO, CFO, principal accounting officer and senior financial and other managers and that investors can access this Code of Ethical Conduct for Senior Financial Officers and Managers through your Internet website at www.enterprisegp.com.  We were unable to locate a copy of the Code of Ethical Conduct for Senior Financial Officers and Managers on your website.  Please revise or advise.

Division of Corporation Finance
May 22, 2009

Response

The Code of Conduct was revised in 2007 to include the ethical standards for senior financial officers and managers.  The “Code of Conduct and Ethics and Corporate Governance Guidelines” section of our future annual filings will be revised to read as follows:

“Code of Conduct and Ethics and Corporate Governance Guidelines

EPE Holdings has adopted a “Code of Conduct” that applies to all directors, officers and employees.  This code sets out our requirements for compliance with legal and ethical standards in the conduct of our business, including general business principles, legal and ethical obligations, compliance policies for specific subjects, obtaining guidance, the reporting of compliance issues and discipline for violations of the code.

The Code of Conduct also includes a code of ethics that applies to the CEO, CFO, principal accounting officer and senior financial and other managers of our general partner.  In addition to other matters, this code of ethics establishes policies to prevent wrongdoing and to promote honest and ethical conduct, including ethical handling of actual and apparent conflicts of interest, compliance with applicable laws, rules and regulations, full, fair, accurate, timely and understandable disclosure in public communications and prompt internal reporting violations of the code.

Governance guidelines, together with applicable committee charters, provide the framework for effective governance.  The Board has adopted the “Governance Guidelines of Enterprise GP Holdings,” which address several matters, including qualifications for directors, responsibilities of directors, retirement of directors, the composition and responsibilities of the ACG Committee, the conduct and frequency of Board and committee meetings, management succession plans, director access to management and outside advisors, director compensation, director orientation and continuing education, and annual self-evaluation of the Board.  The Board recognizes that effective governance is an on-going process, and thus, it will review the Governance Guidelines of Enterprise GP Holdings annually or more often as deemed necessary.

We provide investors access to current information relating to our governance procedures and principles, including the Code of Conduct, the Governance Guidelines of Enterprise GP Holdings and other matters, through our Internet website, www.enterprisegp.com.  You may also contact us at (866) 230-0745 for printed copies of these documents free of charge.”

           We will also post the following statement on our website under the section for Corporate Governance:

“The Code of Conduct was revised to include the ethical standards for senior financial officers andmanagers formerly included in the Code of Ethical Conduct for Senior Financial Officers and Managers. Interested parties should review the Code of Conduct for this information.”

Item 13.  Certain Relationships and Relationships and Related Transactions, and Director…, page 122
Certain Relationships and Related Transactions, page 122
Relationship with EPCO and affiliates, page 122
EPCO Administrative Services Agreement, page 123

5.  In the lead-in paragraph to your summary compensation table on page 109, you disclose that “[c]ompensation paid or awarded by [you] with respect to [your] Named Executive Officers reflects only

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May 22, 2009

that portion of compensation paid by EPCO allocated to [you] pursuant to the ASA, including an allocation of a portion of the cost of EPCO’s equity-based long-term incentive plans.”  In your description of the administrative services agreement under this heading, please disclose how compensation paid by EPCO, including the cost of EPCO’s equity-based long-term incentive plans, is allocated under the administrative services agreement to you and your affiliates.

We also note that (1) Messrs. Fowler and Bachmann are named executive officers of Enterprise GP Holdings L.P., Enterprise Products Partners, L.P. and Duncan Energy Partners L.P. and (2) Messrs. Creel and Teague are named executive officers of Enterprise GP Holdings L.P. and Enterprise Products Partners L.P.  Please disclose how much time each of these named executive officers devotes to these businesses.  Lastly, please also state, if true, that the portion of compensation paid by EPCO allocated to you pursuant to this agreement does not include any portion of the compensation allocated by EPCO to your consolidated subsidiaries.

Response

Under the EPCO administrative services agreement, the total compensation costs of our named executive officers are allocated to us and our affiliates based on the estimated amount of time that each officer spends on the affairs of that business in any fiscal year.  These percentages are reassessed at least quarterly. Our executive compensation amounts are presented on a consolidated basis. We are specifically required under Item 402, Executive Compensation, to present various components of executive compensation (e.g., unit-based compensation amounts) on the same basis that those amounts are recognized for financial reporting purposes. Our general purpose financial statements include the accounts of Enterprise GP Holdings L.P. and its consolidated subsidiaries.

Supplementally, the following table presents the estimated amount of time that Messrs. Fowler, Bachmann, Creel and Teague devoted to each of the businesses of EPCO and affiliates during the year ended December 31, 2008 on an unconsolidated basis:

	Enterprise	Enterprise	Duncan		Total
	GP	Products	Energy		Time
	Holdings L.P.	Partners L.P.	Partners L.P.	EPCO, Inc.	Allocated
W. Randall Fowler	12.5%	25%	12.5%	50%	100%
Michael A. Creel	--	80%	--	20%	100%
A.J. Teague	--	100%	--	--	100%
Richard H. Bachmann	15%	30%	25%	30%	100%

None of the above named executive officers allocate any portion of their time to the affairs of TEPPCO Partners, L.P.

For clarification purposes, we will modify the lead-in paragraphs to the Summary Compensation Table in future filings to read as follows:

“Summary Compensation Table

The following table presents total compensation amounts paid, accrued or otherwise expensed by us with respect to the years ended December 31, 2008, 2007 and 2006 for our CEO, CFO and three other most highly compensated executive officers as of December 31, 2008.  Collectively, these five individuals were our “Named Executive Officers” for 2008.  Our Named Executive Officers include certain officers of Enterprise Products Partners and Duncan Energy Partners that perform important policy-making functions for these consolidated subsidiaries. Messrs. Creel, Fowler, Teague and Bachmann serve as the CEO, CFO, chief commercial officer (“CCO”) and chief legal officer, respectively, of Enterprise

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May 22, 2009

Products Partners L.P.  Messrs. Bachmann, Fowler and Teague also serve as the CEO, CFO and CCO, respectively, of Duncan Energy Partners L.P.  Amounts presented in the Summary Compensation Table represent the amounts paid, accrued or otherwise expensed by us and our consolidated subsidiaries with respect to each Named Executive Officer.

Compensation paid or awarded by us with respect to such Named Executive Officers reflects only that portion of compensation paid by EPCO that is allocated to us pursuant to the ASA, including an allocation of a portion of the cost of EPCO’s equity-based long-term incentive plans.  Under the ASA, the compensation costs of our named executive officers are allocated to us and our affiliates based on the estimated amount of time that each officer spends on our consolidated businesses in any fiscal year. These percentages are reassessed at least quarterly.”

Item 15.  Exhibits and Financial Statement Schedules, page 131

6.  Under this heading you disclose that the “agreements included as exhibits are included only to provide information to investors regarding their terms” and that the “agreements… may contain representations, warranties and other provisions that were made, among other things, to provide the parties thereto with specified rights and obligations and to allocate risk among them, and such agreements should not be relied upon as constituting or providing any factual disclosures about [you], any other persons, any state of affairs or other matters.”  Please revise to remove any potential implication that the referenced agreements do not constitute public disclosure under the federal securities laws.

Response

We acknowledge that, notwithstanding the general disclaimer, the registrant is responsible for considering whether additional specific disclosure of material information regarding material contractual provisions is required to make the statements in the Form 10-K not misleading.  We will revise the disclaimer in future filings as follows to remove any potential implication that the referenced agreements do not constitute public disclosure under the federal securities laws:

“The agreements listed below may contain representations, warranties and other provisions that were made, among other things, to provide the parties thereto with specified rights and obligations and to allocate risk among them.  Accordingly, while these agreements constitute public disclosure under the federal securities laws, the following exhibits should not be relied upon as constituting or providing any factual disclosures about us, any other persons, any state of affairs or other matters, other than the existence of these agreements and the applicable terms contained therein.”

7.  We note that Lehman Commercial Paper Inc. is the syndication agent under your credit agreement.  Please tell us what impact, if any, the filing for bankruptcy on September 15, 2008 by Lehman Brothers Holdings, Inc. has had on this agreement and your access to the full amount available thereunder.

Response

Lehman Commercial Paper Inc. (“Lehman”) accounted for $18.5 million, or 9.2 percent, of total lender commitments under the Enterprise GP Holdings L.P. $200 million revolving credit agreement.   At December 31, 2008, the total amount borrowed under this credit agreement was $102 million, which includes $9.4 million funded by Lehman prior to its bankruptcy filing.   Excluding the remaining Lehman commitment of $9.1 million, we had $88.9 million of availability under this credit agreement at December 31, 2008.  Lehman’s bankruptcy has had no material impact on our results of operations, cash flows or

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May 22, 2009

financial position.  We will disclose the amount of available credit under this facility (excluding the Lehman portion) in future filings.

Current Report on Form 8-K filed April 21, 2009

8.  In this Form 8-K you disclosed that Enterprise Products Partners and TEPPCO announced that, effective April 16, 2009, their respective affiliates that were partners in the Texas Offshore Port System (TOPS) partnership dissociated from TOPS and forfeited their investments and combined two-thirds ownership interest in the partnership.  Under the heading “Results of Operations—Investment in Enterprise Products Partners” on page 65 of your Form 10-K, you disclose in the fourth paragraph that “Enterprise Products Partners and TEPPCO have each guaranteed up to approximately $700.0 million… of the capital contribution obligations of their respective subsidiary parties in the joint venture.”  With a view toward disclosure, please tell us whether you expect Enterprise Products Partners and TEPPCO to incur any liabilities in the future pursuant to these guarantees.  We may have further comment.

With a view toward disclosure, please also tell us whether you expect the dissociation of the Enterprise Products Partners and TEPPCO affiliates to have a material adverse effect on your results of operations, financial condition or business strategy or the results of operation, financial condition or business strategy of Enterprise Products Partners or TEPPCO.  In this regard, we note the disclosure in your risk factor “Enterprise Products Partners and TEPPCO recently announced their participation in the Texas Offshore Port System joint venture…” on page 38 of your 10-K, that the TOPS joint venture “is expected to represent an important investment for Enterprise Products Partners and TEPPCO, requiring an estimated combined $1.2 billion in capital contributions from them (excluding capitalized interest).”

Response

We believe that the dissociation of our affiliates from the Texas Offshore Port System partnership discharged both Enterprise Products Partners and TEPPCO from any liabilities or other obligations under the related $700.0 million parent guarantees.  In future filings, we expect to add the following disclosure, which is based on current facts known to us:

“We believe that the dissociation of affiliates of Enterprise Products Partners and TEPPCO discharged these affiliates with respect to further obligations under the partnership agreement, and, accordingly, both parent entities from associated liabilities under the related parent guarantees; therefore, neither Enterprise Products Partners nor TEPPCO have recorded any amounts related to such guarantees.”

Oiltanking has asserted that the dissociation was wrongful and in breach of the Texas Offshore Port System partnership agreement, citing provisions of the agreement that, if applicable, would continue to obligate Enterprise Products Partners and TEPPCO to make capital contributions to fund the project and impose additional liabilities on them.  On May 19, 2009, the Texas Offshore Port System partnership filed an original petition against Enterprise Offshore Port System, LLC, Enterprise Products Operating, LLC, TEPPCO O/S Port System, LLC, TEPPCO Partners, L.P. and Texas Eastern Products Pipeline Company, LLC in the District Court of Harris County, Texas, 61st Judicial District (Cause No. 2009-31367), containing allegations of the same and making other claims.  We believe that the actions of Enterprise Products Partners and TEPPCO in dissociating from the partnership are expressly permitted by, and in accordance with, the terms of the Texas Offshore Port System partnership agreement and they intend to vigorously defend their actions.  Accordingly, we have not recorded any reserves for potential liabilities  relating to this matter, but we will continue to review Oiltanking’s and our respective positions with respect to reporting in future periods.

The Texas Offshore Port System partnership was expected to represent an important component of both Enterprise Products Partners’ and TEPPCO’s future capital spending programs.  However, we believe

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May 22, 2009

that both Enterprise Products Partners and TEPPCO will have opportunities to reallocate their future capital spending to other projects.  As such, we do not believe that the dissociation of our affiliates from this joint venture will have a material adverse effect on either our or Enterprise Products Partners’ or TEPPCO’s overall business strategy, results of operations or financial position going forward.

* * * * *

In connection with responding to the Staff’s comments, the Registrant acknowledges that:

▪	it is responsible for the adequacy and accuracy of disclosures in its filings;

▪	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to its filings; and

▪	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions that you have with respect to the foregoing responses to the undersigned at (713) 381-6545 (direct line) or (713) 381-6938 (fax).

Regards,

/s/ Michael J. Knesek
Name:	Michael J. Knesek
Title:	Senior Vice President, Controller and Principal Accounting Officer of EPE Holdings LLC, general partner of Enterprise GP Holdings L.P.

cc:	Dr. Ralph S. Cunningham
W. Randall Fowler
Richard H. Bachmann
Michael Hanson
Stephanie Hildebrandt
David Buck (Andrews Kurth)